CELCUITY INC.
16305 36th Avenue N., Suite 100
Minneapolis, MN 55446
(763) 392-0123

March 31, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Abby Adams

Re:
Celcuity Inc.
Registration Statement on Form S-3
File Number: 333-254625

Dear Ms. Adams:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Celcuity Inc. requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on April 5, 2021, or as soon thereafter as possible.

Sincerely, CELCUITY INC.

By:	/s/ Brian F. Sullivan
Brian F. Sullivan
Chief Executive Officer